SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

HOME PRODUCTS INTERNATIONAL, INC.

(Name of Subject Company)

HOME PRODUCTS INTERNATIONAL, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

437305-10-5
(CUSIP Number of Class of Securities)

JAMES R. TENNANT
CHIEF EXECUTIVE OFFICER
HOME PRODUCTS INTERNATIONAL, INC.
4501 WEST 47TH STREET
CHICAGO, ILLINOIS 60632
(773) 890-1010
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:
MARYANN A. WARYJAS, ESQ.
MARK D. WOOD, ESQ.
KATTEN MUCHIN ZAVIS ROSENMAN
525 WEST MONROE STREET
CHICAGO, ILLINOIS 60661
(312) 902-5200

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Home Products International, Inc., a Delaware corporation (the “Company”), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2004, as amended by Amendment No. 1 thereto filed with the SEC on November 12, 2004 and Amendment No. 2 thereto filed with the SEC on November 24, 2004 (as amended, the “Statement”), relating to the offer by Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Purchaser”), to purchase each issued and outstanding share of Common Stock for $2.25 per share in cash (without interest), upon the terms and subject to the conditions of the Acquisition Agreement (the “Offer”), as described in the Offer to Purchase contained in the Schedule TO filed by Purchaser with the SEC on November 12, 2004, as amended by Amendment No. 1 thereto filed with the SEC on November 29, 2004 and Amendment No. 2 thereto filed with the SEC on December 14, 2004. Capitalized terms not defined herein have the meanings ascribed to such terms in the Statement.

ITEM 8. ADDITIONAL INFORMATION

     Item 8 of the Statement is hereby amended and supplemented as follows:

     The Statement is hereby amended by adding the following paragraph after the ultimate paragraph of Item 8:

“The Offer expired at 5:00 p.m., New York City time, on Monday, December 13, 2004. The Company and Offerors have been advised by Mellon Investor Services LLC, which is serving as the Depositary in connection with the Offer, that as of the expiration of the Offer on December 13, 2004, a total of 7,365,360 shares of Common Stock (including 26,045 shares tendered pursuant to notices of guaranteed delivery), or approximately 92.9% of the Company’s Common Stock had been validly tendered and not withdrawn pursuant to the Offer. Purchaser has accepted for purchase and payment all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer. A copy of the joint press release issued by the Company and Purchaser on December 14, 2004 is filed as Exhibit (a)(9) hereto and incorporated by reference.”

ITEM 9. EXHIBITS.

Item 9 is hereby amended by adding the following additional exhibits:

(a)(9)	Joint Press Release of Home Products International, Inc. and Storage Acquisition Company, L.L.C., dated December 14, 2004

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOME PRODUCTS INTERNATIONAL, INC.
By:	/s/ James E. Winslow
	Name:	James E. Winslow
	Title:	Executive Vice President and Chief Financial Officer

Dated: December 14, 2004

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 12, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Storage Acquisition Company, L.L.C.)*

(a)(1)(B)	Letter of Transmittal, dated November 12, 2004 (incorporated by reference to Exhibit (A)(1)(B) to Schedule TO of Storage Acquisition Company, L.L.C.)*

(a)(2)	Letter to Stockholders of Home Products International, Inc., dated November 12, 2004*

(a)(3)	Press Release of Home Products International, Inc., dated October 29, 2004 (incorporated by reference to Exhibit 99.9 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)*

(a)(4)	Fairness Opinion of Mesirow Financial, Inc. to the Special Committee of the Board of Directors of Home Products International, Inc., dated October 28, 2004 (incorporated by reference to Annex B to this Schedule 14D-9)*

(a)(5)	Press Release of Home Products International, Inc., dated November 1, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Home Products International, Inc. on November 1, 2004)*

(a)(6)	Press Release of Home Products International, Inc., dated November 12, 2004.*

(a)(7)	Form of Memorandum to Holders of Stock Options (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed by Storage Acquisition Company, L.L.C.)*

(a)(8)	Form of Stock Option Cancellation Agreement (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by Storage Acquisition Company, L.L.C.)*

(a)(9)	Joint Press Release of Home Products International, Inc. and Storage Acquisition Company, L.L.C., dated December 14, 2004

(e)(1)	Acquisition Agreement by and between Storage Acquisition Company, L.L.C. and Home Products International, Inc., dated as of October 28, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)*

(e)(2)	Employment Agreement, dated as of May 19, 1999, as amended October 14, 1999, and as amended December 15, 1999, between Home Products International, Inc. and James R. Tennant (incorporated by reference to Exhibit 10.24 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(3)	Employment letter, dated October 18, 1994, as amended May 15, 2000, between Home Products International, Inc. and James E. Winslow (incorporated by reference to

Exhibit 10.29 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(4)	Employment offer summary, between Home Products International, Inc. and Charles F. Avery, Jr. (incorporated by reference to Exhibit 10.30 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(5)	Employment arrangement, dated August 23, 2001, between Home Products International, Inc. and Joseph Lacambra (incorporated by reference to Exhibit 10.31 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(6)	Retention and Non-Competition and Non-Solicitation Agreement, dated January 28, 2000, as amended March 21, 2000, between Home Products International, Inc. and James E. Winslow (incorporated by reference to Exhibit 10.25 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(7)	Retention Agreement, dated January 28, 2000, as amended January 17, 2002, between Home Products International, Inc. and Charles F. Avery, Jr. (incorporated by reference to Exhibit 10.26 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(8)	Retention Agreement, dated January 28, 2000, as amended January 17, 2002, between Home Products International, Inc. and Peter Graves (incorporated by reference to Exhibit 10.27 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(9)	Retention Agreement, dated January 28, 2000, as amended January 17, 2002, between Home Products International, Inc. and Joseph Lacambra (incorporated by reference to Exhibit 10.28 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(10)	Home Products International, Inc. Executive Incentive Plan*

(e)(11)	Home Products International, Inc. Management Incentive Plan*

(e)(12)	Home Products International, Inc. 1999 Directors Restricted Stock Plan (incorporated by reference to the Company’s Proxy Statement for its 1999 Annual Meeting filed on Schedule 14A on April 19, 1999)*

(e)(13)	1999 Performance Plan of Home Products International, Inc. (incorporated by reference from the Company’s Proxy Statement for its 1999 Annual Meeting filed on Schedule 14A on April 19, 1999)*

(e)(14)	Confidentiality Agreement, dated April 29, 2004, by and between Mesirow Financial, Inc. and Triyar Capital, LLC, including the letter confirming Joseph Gantz’ agreement to be bound thereby (incorporated by reference to Exhibits (d)(6) and (d)(7) to Schedule TO of Storage Acquisition Company, L.L.C.)*

(e)(15)	Confidentiality Agreement, dated July 19, 2004, by and between Mesirow Financial, Inc. and Equity Group Investments, L.L.C. (incorporated by reference to Exhibit (d)(8) to Schedule TO of Storage Acquisition Company, L.L.C.)*

(e)(16)	Agreement Regarding Funding, dated of October 28, 2004, by and between Home Products International, Inc. and EGI Fund (02-04) Investors, L.L.C. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)*

(e)(17)	Agreement Regarding Funding, dated of October 28, 2004, by and between Home Products International, Inc. and Triyar Capital, LLC (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)*

(e)(18)	Agreement Regarding Funding, dated of October 28, 2004, by and between Home Products International, Inc. and Walnut Investment Partners, L.P. (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)*

(e)(19)	Amendments to certain employee benefit plans, including the Executive Incentive Plan and the Management Incentive Plan, adopted by the Board of Directors of Home Products International, Inc. on December 14, 1999*

(e)(20)	Notice of Intent to Resign, dated November 22, 2004, from James R. Tennant to Home Products International, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Home Products International, Inc. on November 24, 2004)*

*	Previously filed